Exhibit 99.1

NEWS RELEASE

Toronto, March 7, 2018

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Results for 2017

“I am pleased that Franco-Nevada’s 10th full year since its IPO was its best year ever” stated David Harquail, CEO.  “We achieved record results that were at the high end of our guidance for 2017.  We are now looking forward to another phase of growth through 2022 with the ramp-up of Cobre Panama over 2019-2022, the first phase expansion of Tasiast later this year and the second phase in 2020, the expansion or start-up of a number of smaller mines over 2018 and 2019 and the 50% expansion of Stillwater by 2021.  The on-going full-field development of our U.S. oil & gas royalties is tracking ahead of our original expectations.  On top of that, our business development team has been very active adding new investments in precious metals, oil & gas and other minerals.  Franco-Nevada remains debt free and is well positioned for another 10 years of success.”

2017 Financial Highlights

•	497,745 Gold Equivalent Ounces[1] (GEOs) sold – a new record and a 7.2% increase year-over-year
•	$675.0 million in revenue — a new record and a 10.6% increase year-over-year
•	$516.1 million of Adjusted EBITDA[2] or $2.82 per share — a new record
•	$194.7 million of net income, or $1.06 per share — a new record
•	$198.3 million of Adjusted Net Income[3] or $1.08 per share
•	$167.9 million of cash and DRIP dividends paid — a new record
•	$511.1 million in cash and cash equivalents at year-end and no debt
•	$356.4 million from the exercise of warrants at C$75 per share

Q4/2017 Financial Highlights

•	119,839 GEOs sold
•	$167.2 million in revenue – a 7.7% increase over Q4/2016
•	$128.0 million of Adjusted EBITDA[2] or $0.69 per share
•	$43.5 million of net income, or $0.23 per share
•	$52.1 million of Adjusted Net Income[3] or $0.28 per share

Revenue and GEOs by Asset Categories
		2017		2016
		GEOs	Revenue	GEOs	Revenue
		#	(in millions)	#	(in millions)
Precious Metals
	Gold	371,440	$467.2	341,379	$425.9
	Silver	77,426	98.1	87,137	108.5
	PGMs	34,520	44.5	28,958	37.1
Precious Metals -	Total	483,386	$609.8	457,474	$571.5
Other Minerals		14,359	18.2	6,909	8.6
Oil & Gas		—	47.0	—	30.1
		497,745	$675.0	464,383	$610.2

Revenue and GEOs by Asset Categories
		Q4/2017		Q4/2016
		GEOs	Revenue	GEOs	Revenue
		#	(in millions)	#	(in millions)
Precious Metals
	Gold	88,954	$113.4	93,775	$112.8
	Silver	18,843	24.1	18,650	21.9
	PGMs	8,977	11.7	7,611	8.0
Precious Metals -	Total	116,774	$149.2	120,036	$142.7
Other Minerals		3,065	4.0	1,874	2.2
Oil & Gas		—	14.0	—	10.4
		119,839	$167.2	121,910	$155.3

For Q4/2017, revenue was sourced 89.2% from precious metals (67.8% gold, 14.4% silver and 7.0% PGM) and 82.1% from the Americas (46.3% Latin America, 16.1% U.S. and 19.7% Canada).  Operating costs and expenses increased year-over-year, reflecting increased stream ounce deliveries. Oil & gas revenue increased 34.6%, reflecting both higher prices and production levels year-over-year.  Cash provided by operating activities was $126.3 million, an increase of 3.6% compared to Q4/2016.

Corporate Updates

•

Cobre Panama:  In September 2017, Franco-Nevada agreed to terms with First Quantum to purchase an additional precious metals stream on the Cobre Panama project for $178.0 million.  This agreement was expanded to $356.0 million on January 22, 2018 to also include a precious metals stream on the 10% indirect interest held by Korea Resources Corp. The purchase price will be paid as a one-time advance payment expected to be made before the end of March, 2018.  Franco-Nevada now has exposure to the precious metals produced from 100% of the ownership of the Cobre Panama project.

•

Delaware Oil & Gas Royalties:  Franco-Nevada finalized the purchase of a royalty portfolio in the Delaware Basin, which represents the western portion of the larger Permian Basin in Texas for $101.3 million on February 20, 2018.   The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction has an effective date of October 1, 2017.

2018 Guidance

In 2018, Franco-Nevada expects attributable royalty and stream production to total 460,000 to 490,000 GEOs from its mineral assets and revenue of $50 million to $60 million from its oil & gas assets. Of the royalty and stream production, 310,000 to 330,000 GEOs are expected from Franco-Nevada’s various stream agreements with no GEOs assumed from Cobre Panama in 2018. For 2018 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,300/oz Au, $17.00/oz Ag, $950/oz Pt and $1,050/oz Pd. The WTI oil price is assumed to average $55 per barrel with a $4.80 per barrel price differential between the Edmonton Light and realized prices for Canadian oil. The Company estimates depletion expense of $250 million to $280 million.  2018 guidance and 5-year outlook below is based on public forecasts and other disclosures by the third-party owners and operators of our assets or our assessment thereof.

5-Year Outlook

Our outlook to 2022 assumes that the Cobre Panama project will be fully ramped-up by 2022. From 2019-2021, scheduled fixed ounce payments from Midas/Fire Creek, Karma and Sabodala are expected to step down to longer-term royalty payments or stream deliveries. Using the same commodity price assumptions as were used for our 2018 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 565,000 to 595,000 GEOs by 2022. Oil & gas revenues at the same $55 per barrel WTI oil price assumption are expected to range between $80 million and $90 million.

Q4/2017 Portfolio Updates

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets were consistent year-over-year.  Precious metal GEOs earned from Latin America were 60,568 GEOs compared with 60,808 GEOs in Q4/2016.

•

Cobre Panama (gold and silver stream) – During Q4/2017, Franco-Nevada contributed $89.4 million of its share of construction capital for the Cobre Panama project.  Franco-Nevada at year-end has contributed $726.6 million of its total $1 billion commitment for the construction of Cobre Panama.  Franco-Nevada expects to fund between $230 and $250 million in 2018 towards the $1 billion deposit.  Recently, First Quantum announced expansion plans for the Cobre Panama throughput capacity to 85 million tonnes per annum and potential to accommodate a further increase to 100 million tonnes per annum after 2022.  First Quantum reported that the project was 70% complete as of year-end with phased commissioning expected during 2018 and continued ramp-up during 2019.

•

Candelaria (gold and silver stream) – GEOs earned from Candelaria were 14,185, compared to 19,698 GEOs in the prior year quarter, in line with expectations. Lundin Mining provided a Mineral Reserve update for the project which included a net increase to both Proven & Probable and Measured & Indicated estimates despite mining depletion.  The substantial increase to the underground reserve will allow Lundin to optimize the mine plan as well as extend the mine life at Candelaria.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 19,430 GEOs in Q4/2017, for a total of 71,183 GEOs in 2017.
•	Antamina (22.5% silver stream) – GEOs earned from Antamina were 12,870 during the quarter compared to 10,619 GEOs in Q4/2016. For the full year 2017, Antamina sales were 49,656 GEOs.
•

Guadalupe-Palmarejo (50% gold stream) – During Q4/2017, Franco-Nevada sold 13,741 GEOs under the Guadalupe agreement and 52,124 GEOs for the full year.  Coeur Mining, Inc. provided a new Mineral Resource estimate for the project in February 2018 following a strong exploration campaign in 2017.  Gold Mineral Reserves increased by 19% while gold Measured & Indicated Mineral Resources increased by 56%.  Franco-Nevada estimates that the majority of the Mineral Reserves & Resources are covered by the gold stream.

•	Cerro Moro (2% royalty) – Yamana reports that Cerro Moro construction is progressing and is expected to be completed by the end of Q1/2018 with ramp-up of operations expected in Q2/2018.
•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets decreased by 16.1% year-over-year mainly due to the completion of Phase 2 mining at South Arturo.  GEOs received from the U.S. precious metal assets were 19,284 GEOs.

•

Goldstrike (2-4% royalty & 2.4-6% NPI) – Successful exploration at Goldstrike increased the Mineral Reserve.  Barrick is expected to continue to target areas below the Betze-Post open pit and below the current workings at the Meikle underground which are subject to Franco-Nevada royalties.

•

Stillwater (5% royalty) –The Blitz project achieved first production in September 2017 and is expected to reach full production by late 2021 or early 2022.  Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year.

•

Bald Mountain (0.875-5% royalty) – Kinross successfully doubled production from the operation in 2017.  Kinross has started construction of new process facilities in the South Zone and expects commissioning in Q1/2019.

•	Fire Creek (fixed gold deliveries and stream) – Klondex provided an initial open pit Mineral Resource at what has historically been an underground operation in December 2017.
•	Hollister (3-5% royalty) – Klondex began processing Hollister ore at the Midas mill which included the commissioning of a new CIL circuit in order to optimize recovery.
•

South Arturo (4-9% royalty) – Joint Venture operators Barrick and Premier Gold announced a significant increase to Mineral Reserves and Mineral Resources for the South Arturo operation.  Phase 2 mining was completed in 2017 and the Joint Venture now expects to start development of the Phase 1 open pit in mid-2018.

•	Precious Metals — Canada: GEOs from Canadian precious metals assets decreased by approximately 31.6% to 14,262 GEOs compared with Q4/2016 mainly due to reduced NPI payments from Hemlo and Musselwhite.
•

Brucejack (1.2% royalty) – Brucejack poured first gold on June 20, 2017, declared commercial production on July 3, 2017 and produced a total of 152,484 ounces of gold in 2017.  Franco-Nevada’s royalty begins after approximately 500,000 ounces have been produced.  Pretium submitted an application to increase production from 2,700 tonnes per day to 3,800 tonnes per day with a decision expected before the end of 2018.

•

Hemlo (3% royalty & 50% NPI) – Barrick had another successful exploration campaign at Hemlo in 2017 and added 397,000 ounces of Mineral Reserves (before mining depletion).  Barrick has indicated that exploration will focus on the expansion potential of the underground operation.

•

Musselwhite (5% NPI) – Goldcorp estimates that the Materials Handling project is 53% complete and is tracking 10% below the capital cost estimate.  The project is expected to reach commercial production in Q1/2019.

•

Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake Gold announced plans for a new shaft at the Macassa mine which would support higher levels of production and offer more effective underground exploration.  The two phase project is expected to be completed by the end of 2023.

•

Canadian Malartic (1.5% royalty) – Canadian Malartic reported an updated Mineral Resource estimate for the Odyssey deposit and a new Mineral Resource at East Malartic.  Both of these deposits are located east of the currently planned open pit and may partially be covered by the Franco-Nevada royalty.

•

Precious Metals — Rest of World: GEOs from Rest of World precious metals assets were 22,660 GEOs during the quarter.  This represented the largest year-over-year increase at 47.1% as increased sales from MWS, Sabodala and Karma positively impacted the quarter.

•

Tasiast (2% royalty) – Kinross announced plans to proceed with the Phase Two expansion at Tasiast.  Phase Two is expected to increase mill capacity to 30,000 tonnes per day and produce an average of approximately 812,000 gold ounces per year for the first five years.  The Phase One expansion remains on schedule for full production in Q2/2018 with Phase Two commercial production expected in Q3/2020.

•

Subika (2% royalty) – Newmont has begun underground mining at Subika with commercial production expected in H2/2018.  The Ahafo mill expansion is expected to be in commercial production in H2/2019.  Together, the Ahafo expansion projects (Subika underground and mill expansion) are expected to increase Ahafo’s production to 550,000 - 650,000 ounces per year for the first five full years of production (2020–2024).  Franco-Nevada estimates that the majority of underground reserves are covered by its royalty.

•	Karma (fixed gold deliveries and stream) – 4,453 GEOs were delivered and sold in Q4/2017. In Q4/2016, 3,750 GEOs were delivered of which 2,500 GEOs were sold.
•	Sabodala (fixed gold deliveries and stream) – 5,625 GEOs were delivered and sold in Q4/2017 compared with 3,750 GEOs sold in Q4/2016.
•	Sissingué (0.5% royalty) – Perseus Mining poured first gold from Sissingué on January 26, 2018 and expects to ramp-up to full scale commercial production by the end of Q1/2018.
•	Oil & Gas: Revenue from oil & gas assets increased to $14.0 million in Q4/2017 compared to $10.4 million in Q4/2016, reflecting both higher prices and production levels year-over-year.
•

Weyburn (NRI, ORR, WI) – Whitecap Resources Inc. are the new operators of the asset having acquired operatorship from Cenovus Energy Inc.  Weyburn generated $8.8 million in the quarter versus $7.9 million in the previous year capping off a strong year overall.

•

Orion (GORR) – Osum Oil Sands Corp. announced plans to double production by accelerating the expansion of Phase 2C, which will now be constructed concurrently with the Phase 2B expansion.  Together, the two phases are expected to increase production capacity to over 18,000 barrels per day.

•

Anadarko (STACK/SCOOP) (various royalty rates) – Higher production and new mineral royalty purchases increased revenue year-over-year.  Rig activity is, on average, at or ahead of our original expectations and royalty revenue is expected to increase.

•

Permian (Midland/Delaware) (various royalty rates) – A second transaction on the Delaware side of the Permian Basin was closed in February 2018.  Rig activity is ahead of original expectations and royalty revenue is expected to increase.

Shareholder Information

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The 2018 Asset Handbook will be released at the beginning of April 2018.

Management will host a conference call tomorrow, Thursday, March 8, 2018 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s 2017 results, as well as discuss the 2018 and five-year outlook.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450
•	Conference Call Replay until March 15: Toll-Free (855) 859-2056; Toronto (416) 849-0833; Pass code 9393915
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the acquisition of the additional Cobre Panama stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the acquisition of the additional Cobre Panama stream in accordance with its terms; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q4/2017, the average commodity prices were as follows: $1,274 gold (2016 - $1,218), $16.70 silver (2016 - $17.18), $920 platinum (2016 - $944) and $993 palladium (2016 - $684).  For 2017, the average commodity prices were as follows: $1,257 gold (2016 - $1,248), $17.05 silver (2016 - $17.20), $948 platinum (2016 - $987) and $870 palladium (2016 - $613).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliation to IFRS measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	$122.2
Income tax expense	16.9	13.4	41.3	45.7
Finance expenses	1.0	0.8	3.4	3.6
Finance income	(1.8)	(0.9)	(5.4)	(3.5)
Depletion and depreciation	63.8	67.2	273.0	273.8
Non-cash costs of sales	3.0	1.2	7.7	6.5
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	(2.0)	(7.9)	(2.0)	(12.4)
Foreign exchange (gains)/losses and other (income)/expenses	(0.9)	(0.5)	(1.1)	(0.2)
Adjusted EBITDA	$128.0	$122.2	$516.1	$489.1
Basic weighted average shares outstanding	185.5	178.3	182.9	175.2
Adjusted EBITDA per share	$0.69	$0.69	$2.82	$2.79

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	$122.2
Foreign exchange (gains)/losses and other (income)/expenses	(2.7)	(0.5)	(2.9)	(0.2)
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	—	(7.9)	—	(12.4)
Tax effect of adjustments	1.0	4.3	(0.1)	4.7
Other tax related adjustments:	—	—	—	—
Valuation allowance	—	(2.5)	0.1	(4.4)
Utilization of tax attributes for which no deferred tax asset was previously recognized	(1.3)	—	(5.1)	—
U.S. Tax Reform Impact	7.1	—	7.1	—
Impact of tax increases	—	0.6	—	1.0
Adjusted Net Income	$52.1	$42.9	$198.3	$164.4
Basic weighted average shares outstanding	185.5	178.3	182.9	175.2
Adjusted Net Income per share	$0.28	$0.24	$1.08	$0.94

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2017	2016

ASSETS
Cash and cash equivalents (Note 5)	$511.1	$253.0
Receivables	65.9	71.1
Prepaid expenses and other (Note 7)	39.4	37.1
Current assets	616.4	361.2

Royalty, stream and working interests, net (Note 8)	3,939.2	3,668.3
Investments (Note 6)	203.1	147.4
Deferred income tax assets (Note 17)	14.5	21.3
Other assets (Note 9)	15.2	23.4
Total assets	$4,788.4	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$21.5	$21.0
Current income tax liabilities	1.1	16.6
Current liabilities	22.6	37.6

Deferred income tax liabilities (Note 17)	60.3	37.5
Total liabilities	82.9	75.1

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	5,107.8	4,666.2
Contributed surplus	14.2	41.6
Deficit	(310.0)	(336.8)
Accumulated other comprehensive loss	(106.5)	(224.5)
Total shareholders’ equity	4,705.5	4,146.5
Total liabilities and shareholders’ equity	$4,788.4	$4,221.6

Commitments (Note 20)
Subsequent Events (Note 4 and 13)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2017 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	For the year ended
	December 31,
	2017	2016
Revenue (Note 14)	$675.0	$610.2

Cost of sales
Costs of sales (Note 15)	142.0	105.8
Depletion and depreciation (Note 8(a))	273.0	273.8
Total cost of sales	415.0	379.6
Gross profit	260.0	230.6

Other operating expenses (income)
Corporate administration	21.3	20.7
Business development	3.6	3.4
Impairment charges (Note 8(b))	—	67.5
(Gain) on sale of royalty interest (Note 8(c))	—	(14.1)
(Gain) on sale of gold bullion	(0.3)	(2.3)
Total other operating expenses (income)	24.6	75.2
Operating income	235.4	155.4
Foreign exchange gain (loss) and other income (expenses)	1.1	0.2
Realized gain on investments	2.0	12.4
Impairment of investments	(4.5)	—
Income before finance items and income taxes	234.0	168.0

Finance items
Finance income	5.4	3.5
Finance expenses (Note 13)	(3.4)	(3.6)
Net income before income taxes	236.0	167.9

Income tax expense (Note 17)	41.3	45.7
Net income	$194.7	$122.2

Other comprehensive income:
Items that may be reclassified subsequently to profit and loss:

Unrealized gain in the fair value of available-for-sale investments, net of income tax expense of $6.1 (2016 - $5.3) (Note 6)	38.4	52.9
Reclassification of realized loss (gain) in fair value of available-for-sale investments, net of income tax recovery of $0.2 (2016 - income tax expense of $1.6) (Note 6)	2.4	(10.6)
Currency translation adjustment	77.2	21.3
Other comprehensive income	118.0	63.6

Total comprehensive income	$312.7	$185.8
Basic earnings per share (Note 19)	$1.06	$0.70
Diluted earnings per share (Note 19)	$1.06	$0.69

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2017 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the year ended
	December 31,
	2017	2016
Cash flows from operating activities
Net income	$194.7	$122.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	273.0	273.8
Non-cash costs of sales	7.7	6.5
Share-based payments	4.6	5.0
Impairment charges (Note 8(b))	—	67.5
Gain on sale of royalty interest	—	(14.1)
Unrealized foreign exchange (gain) loss	(1.7)	0.5
Mark-to-market on warrants	0.2	(0.4)
Gain on investments	(2.0)	(12.4)
Impairment of investments	4.5	—
Deferred income tax expense	21.8	3.5
Other non-cash items	(2.1)	(1.2)
Acquisition of gold bullion	(24.1)	(53.5)
Proceeds from sale of gold bullion	19.0	67.3
Operating cash flows before changes in non-cash working capital	495.6	464.7
Changes in non-cash working capital:
Decrease (increase) in receivables	5.2	(6.0)
Decrease (increase) in prepaid expenses and other	3.3	(4.5)
(Decrease) increase in current liabilities	(15.5)	16.8
Net cash provided by operating activities	488.6	471.0

Cash flows from investing activities
Proceeds from sale of investments	12.6	28.6
Proceeds from sale of royalty interest	—	30.3
Acquisition of investments	(12.3)	(1.6)
Acquisition of royalty, stream and working interests	(499.5)	(744.8)
Acquisition of oil & gas well equipment	(1.7)	(2.1)
Acquisition of property and equipment	—	(0.2)
Net cash used in investing activities	(500.9)	(689.8)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of Credit Facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(125.8)	(118.1)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	10.1	16.3
Net cash provided by financing activities	239.7	321.7
Effect of exchange rate changes on cash and cash equivalents	30.7	0.9
Net change in cash and cash equivalents	258.1	103.8
Cash and cash equivalents at beginning of year	253.0	149.2
Cash and cash equivalents at end of year	$511.1	$253.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.4	$3.0
Income taxes paid	$38.2	$30.7

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2017 Annual Report available on our website